December 11, 2017

VIA EDGAR CORRESPONDENCE

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Innovator ETFs Trust (File Nos.: 333-146827; 811-22135)

Dear Ms. Browning:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statements on Form N-1A (the “Registration Statements”). The Registration Statements were recently filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2017 for the purpose of registering shares of the Innovator S&P 500 Ultra ETF – (MONTH) and Innovator S&P 500 Enhance and Shield ETF – (MONTH) (formerly Innovator S&P 500 Enhance and 10% Shield Strategy ETF – (MONTH) (the “Funds”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 4, 2017, you provided comments via telephone regarding the Registration Statements. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statements.

1.	Please explain how the Funds’ arbitrage mechanism will prevent the Funds’ shares (“Shares”) from trading at a material discount when the Funds’ NAV is at or near the stipulated cap level (“Cap”).

Response: The Funds will employ a creation and redemption process that is anticipated to keep each Fund trading close to its respective NAV regardless of its proximity to the Cap. Each Fund must publish, every 15 seconds, an up-to-date version of its portfolio of FLEX Options and other securities. The Funds will also publish an estimated cash value of those holdings (Intraday Indicative Value) based upon the most recent prices of the FLEX Options and other securities in its basket. The Funds do not believe that Shares would trade at a material discount (or premium) to their NAV, even in a period where a Fund’s NAV is at or near the Cap.

Similar to other exchange-traded funds (“ETFs”), at any point in the trading day, authorized participants (“APs”) may deliver to the Funds’ distributor cash in an amount equal to the value of a basket of FLEX Options and other securities given in the published holdings, which the Fund will exchange for a creation unit consisting of a set number of Fund Shares (intended to be 25,000). The Funds believe that this number, which is less than the 50,000 shares required by most ETFs for creation units, could provide APs with additional opportunities to arbitrage Fund Shares. If the market price for a Fund’s Shares rises above the value of its underlying portfolio, the APs are expected to exchange cash representing the value of the Fund’s underlying holdings for the Fund’s Shares and sell enough of those Shares to drive the price back down to NAV. Conversely, it is expected that the APs will buy up any Shares of a Fund trading at a discount to its NAV so that they can redeem large blocks of Shares for the more valuable underlying FLEX Options and other securities. The proximity of a Fund’s NAV to its respective Cap would have no bearing on an AP’s incentive to make such purchases. The Funds believe that this mechanism will drive prices for a Fund’s Shares close to or at its NAV. The Funds anticipate that the FLEX Options will be sufficiently liquid for APs to execute the arbitrage mechanism described above.

2.

Please explain why an ETF is an appropriate vehicle for this strategy since the structured return is only achieved when an investor buys Shares of a Fund on a specific day and holds the Shares for an entire year from that day. In particular, please explain why it is suitable for an investor to buy a Fund’s Shares when the Fund’s NAV is at or near the Cap. Please address the fact that at or near the Cap, the Fund has little or no upside potential and significant downside risk.

Response: The Funds strongly believe that an ETF is the appropriate vehicle for the contemplated defined outcome strategies. The ETF vehicle provides advantages over other vehicles, such as the potential for a lower cost structure than traditional structured products or traditional mutual funds, intra-day liquidity for shareholders and portfolio transparency. The sponsor has fielded significant interest from the APs and the adviser community, evidencing that other market participants believe that the Funds would deliver a novel and attractive investment opportunity for investors. The Funds will comply with all ETF regulatory requirements under the 1940 Act, applicable exemptive relief and exchange-listing requirements.

Long-term investors desiring a defined outcome profile will be able to achieve a structured return when such investor buys Shares of a Fund on a specific day and holds them for the entirety of the defined outcome period (“Outcome Period”). Similar to other ETFs, as described above, short-term investors will have the opportunity to purchase or sell Shares in order to take advantage of any temporary differences between a Fund’s Share trading price and NAV. The Funds also believe that there may be additional circumstances to purchase or sell Shares during the Outcome Period. For example, to the extent the S&P 500 Price Return Index (“S&P 500”) has decreased in value since the beginning of the Outcome Period, an investor would have an opportunity to purchase Shares with additional distance to the Cap while still having some available downside protection. In addition, the Funds’ sponsor intends to establish additional periodic (i.e. monthly, quarterly) series which have Caps reset for each of the respective Funds.

In pre-effective filings to the Registration Statements, the Funds agree to provide additional risk disclosure to the effect that when the S&P 500 has returns equal to or exceeding the Cap, there may be either little or no incentive for long-term investors to purchase Shares for the remainder of the Outcome Period.

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Innovator ETFs Trust